==============================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                      SCHEDULE TO

                            TENDER OFFER STATEMENT UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   (AMENDMENT NO. 1)


                                  R.H. PHILLIPS, INC.
                           (Name of Subject Company (Issuer))

                                VINCOR INTERNATIONAL INC.
                                  VINCOR HOLDINGS, INC.
                              TOAST ACQUISITION COMPANY, INC.
                                 (Name of Filing Persons)

                                 COMMON STOCK, NO PAR VALUE
                               (Title of Class of Securities)

                                         749573 101
                           (CUSIP Number of Class of Securities)

                                       DONALD L. TRIGGS
                            PRESIDENT, VINCOR INTERNATIONAL INC.
                                 441 COURTNEYPARK EAST DRIVE
                            MISSISSAUGA, ONTARIO, CANADA L5T 2V3
                                        (905) 564-6900
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                       COPIES TO:
        JAY MIDDLETON TANNON, ESQ.
          ALAN K. MACDONALD, ESQ.               DAVID J. MATLOW, ESQ.
        BROWN, TODD & HEYBURN PLLC            GOODMAN PHILLIPS & VINEBERG
    400 WEST MARKET STREET, 32ND FLOOR        250 YONGE STREET, SUITE 2400
     LOUISVILLE, KENTUCKY 40202-3363         TORONTO, ONTARIO, CANADA M5B 2M6
             (502) 589-5400                          (416) 979-2211


                               CALCULATION OF FILING FEE
==============================================================================

      TRANSACTION VALUE*                       AMOUNT OF FILING FEE
          $62,128,423                                $12,426

==============================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Common Stock, no par value, of R.H. Phillips, Inc. at $7.00 per share. The number of shares used in this calculation consists of 8,875,489 shares (which includes 6,695,331 shares issued and outstanding, options to purchase 664,844 shares and warrants to purchase 1,515,314 shares, in each case as of August 25,
2000), less shares owned by Issuer, Offeror and their affiliates which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

** Previously paid in connection with the filing of Schedule TO on September 7, 2000.

/  /   Check the box if any part of the fee is offset as provided by
       Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:                    Not applicable
       Form or Registration Number:               Not applicable
       Filing Party:    Not applicable
       Date Filed:      Not applicable

/  /   Check the box if the filing relates solely to preliminary
       communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

            third-party tender offer subject to Rule 14d-1.

            issuer tender offer subject to Rule 13e-4.

            going-private transaction subject to Rule 13e-3.

            amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer:

     On September 7, 2000, Vincor International Inc. and R.H. Phillips, Inc. issued a joint press release to announce that Vincor had commenced its cash tender offer for the outstanding common shares of R.H. Phillips at a purchase price of $7.00 per share.

     The press release is attached as Exhibit (a)(5)(iii) to this amendment.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      TOAST ACQUISITION COMPANY, INC.

      By:        /s/ Richard G. Jones
                 ---------------------------

      Name:      Richard G. Jones
                 ---------------------------

      Title:     Executive Vice-President
                 ---------------------------

      Date:      September 7, 2000
                 ---------------------------


      VINCOR HOLDINGS, INC.

      By:        /s/ Richard G. Jones
                 ---------------------------

      Name:      Richard G. Jones
                 ---------------------------

      Title:     Executive Vice-President
                 ---------------------------

      Date:      September 7, 2000
                 ---------------------------


      VINCOR INTERNATIONAL INC.

      By:        /s/ Richard G. Jones
                 ---------------------------

      Name:      Richard G. Jones
                 ---------------------------

      Title:     Executive Vice-President
                 ---------------------------

      Date:      September 7, 2000
                 ---------------------------

                                 EXHIBIT INDEX



EXHIBIT NUMBER               TITLE
--------------               -----

*(a)(1)(i)                   Offer to Purchase, dated September 7, 2000

*(a)(1)(ii)                  Letter of Transmittal

*(a)(1)(iii)                 Notice of Guaranteed Delivery

*(a)(1)(iv)                  Letter from Information Agent to Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(v)                   Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                             Companies and Other Nominees

*(a)(1)(vi)                  Guidelines for Certification of Taxpayer Identification Number on
                             Substitute Form W-9

(a)(2)                       Not applicable

(a)(3)                       Not applicable

(a)(4)                       Not applicable

*(a)(5)(i)                   Agreement and Plan of Merger, dated August 25, 2000, among Vincor
                             International Inc., Vincor Holdings, Inc., Toast Acquisition
                             Company, Inc. and R.H. Phillips, Inc.

*(a)(5)(ii)                  Plan of Merger (attached as Appendix A to the Offer to Purchase)

 (a)(5)(iii)                 Joint Press Release issued by Parent and the Company on September 7, 2000

*(b)(1)                      Acquisition Facility Commitment Letter, dated August 28, 2000

*(b)(2)                      Senior Secured Commitment Letter dated September 5, 2000

*(b)(3)                      Letter of Confirmation dated September 5, 2000 from
                             The Bank of Nova Scotia

*(d)(1) Employment Agreement, dated August 25, 2000, between the Company and John Giguiere

*(d)(2)                      Employment Agreement, dated August 25, 2000, between the
                             Company and Karl Giguiere

*(d)(3)                      Grape Purchase Agreement, dated August 25, 2000, between the Company and JK Vineyards, LLC

*(d)(4)                      Form of Support Agreement entered into by John Giguiere and Karl Giguiere

*(d)(5)                      Form of Support Agreement entered into by Lane Giguiere, RHP
                             Vineyards, Inc., R. H. Phillips Vineyard, Inc., Ken Coit, Donna
                             Coit, Victor Motto and David Gemmer

*(d)(6)                      R.H. Phillips, Inc. Management Incentive Plan is attached as Annex A to the Employment Agreements.

   (g)                       Not applicable

   (h)                       Not applicable

------------------------

*  previously filed